UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of  June, 2004

Commission File Number  001-31586

                          Minefinders Corporation Ltd.
                -----------------------------------------------
                 (Translation of registrant's name into English)

      Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada
  ----------------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                                         Vancouver, B.C. V6E 2K3
                                                             Tel. (604) 687-6263
Listed on the TSX symbol: MFL                                 Fax (604) 687-6267
Listed on AMEX symbol: MFN                          website: www.minefinders.com
--------------------------------------------------------------------------------


                             N E W S   R E L E A S E


                                                                   June 16, 2004

                 Minefinders Appoints Chairman and New Director

VANCOUVER,  BRITISH  COLUMBIA - Minefinders  Corporation  Ltd. (TSX: MFL / AMEX:
MFN) is pleased to announce the appointment of Robert L. Leclerc, Q.C., as Chairman of the company's Board of Directors and the election of Tony Luteijn, of Vancouver, as a director of the company.

Mr. Leclerc was most recently (1997 to 2003) Chairman and chief executive officer of Echo Bay Mines Ltd., a precious metals producer. For many years before that, he practised law in Montreal and Edmonton. For the last three years of his legal career he was Chairman and chief executive officer of Milner Fenerty (now part of Fraser Milner Casgrain, a major Canadian law firm). Mr. Leclerc, whose appointment is as Minefinders' non-executive Chairman, has been a director of Minefinders since March 1997 and presently acts as a business consultant.

Mr. Luteijn, B. Sc., M. Eng., is a mining engineer and consultant with over 40 years experience in the evaluation, engineering, construction, start-up and operation of mines. He has held positions with Placer Dome Inc., including
Project Manager for the Kidston, Porgera and Misima Mines and Manager of Evaluations worldwide. Subsequently, he was Vice-President, Project Development and Operations for Sutton Resources Ltd., in charge of the feasibility, engineering and construction of the Bulyanhulu gold mine in Tanzania. Most recently, Mr. Luteijn was Vice President, Project Development and Operations, for Canico Resource Corp., in charge of initiating feasibility studies at the Onca-Puma nickel property in Brazil.

Mark Bailey, Minefinders' President and CEO, commented: "The addition of Bob Leclerc as Chairman and of Tony Luteijn as a new director reflect the maturing of Minefinders as it makes the transition from an exploration company to a mid-tier junior producer of gold and silver. Bob brings a tremendous depth of experience in corporate governance and Tony has a singular record in the successful development of new mines."

Minefinders is an established precious metals exploration company with a bankable feasibility study nearing completion on its advanced gold-silver Dolores project. In addition, it has active exploration drill programs both at Dolores and on several other promising mineral prospects in Sonora, Mexico and in Nevada. The company is well funded, with more than US$43 million in treasury, to carry out its exploration and development programs.

MINEFINDERS CORPORATION LTD.
Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

--------------------------------------------------------------------------------

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the company's mineral resources and the timing of the further exploration and development of the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the company's periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The company does not intend to update this information and disclaims any legal liability to the contrary.

                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                    SASKATCHEWAN
                                                                        MANITOBA
                                                                         ONTARIO
                                                                          QUEBEC


                                 BC FORM 53-901F
                              (Previously Form 27)

                             MATERIAL CHANGE REPORT

                  Section 85(1) of the Securities Act (British
    Columbia) and Section 151 of the Securities Rules (British Columbia), and corresponding provisions of the securities legislation in other Provinces

Item 1.  Reporting Issuer

                  Minefinders Corporation Ltd. (the "Company")
                  2288 - 1177 West Hastings Street
                  Vancouver, BC  V6E 2K3

Item 2.  Date of Material Change

                  June 9, 2004 (being the date of the news release).

Item 3.  Press Release

                  The Press Release dated June 9, 2004 was forwarded to the Toronto Stock Exchange, the American Stock Exchange, and disseminated via CCN Matthews (Canadian Disclosure and U.S. Timely Network), Canada Stockwatch and Market News.

                  A copy of the Press Release is attached as Schedule "A".

Item 4.  Summary of Material Change

                  The Company announced that significant silver mineralization has been encountered in four of the first five drill holes completed on the Company's 100% owned Real Viejo silver project located in Sonora, Mexico.

Item 5.  Full Description of Material Change

                  For a full description of the material change, see Schedule
                  "A".

Item 6. Reliance on Section 85(2) of the Securities Act (British Columbia) and corresponding provisions of the securities legislation in other Provinces

                  Not Applicable.

Item 7.  Omitted Information

                  Not Applicable.

Item 8.  Senior Officers

                  The following Senior Officer of the Company is available to answer questions regarding this report:

                  Mark Bailey
                  President and Director
                  2288 - 1177 West Hastings Street
                  Vancouver, BC  V6E 2K3
                  604.687.6263

Item 9.  Statement of Senior Officer

                  The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, BC, this 9th day of June, 2004.

                          MINEFINDERS CORPORATION LTD.

                                                     Per:

                                                     /s/  Paul C. MacNeill
                                                     ---------------------------
                                                     Paul C. MacNeill
                                                     Director

                                  SCHEDULE "A"


MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                                         Vancouver, B.C. V6E 2K3
                                                             Tel. (604) 687-6263
Listed on the TSX symbol: MFL                                 Fax (604) 687-6267
Listed on AMEX symbol: MFN                          website: www.minefinders.com
--------------------------------------------------------------------------------


                             N E W S   R E L E A S E


                                                                   June 16, 2004

                 Minefinders Appoints Chairman and New Director

VANCOUVER,  BRITISH  COLUMBIA - Minefinders  Corporation  Ltd. (TSX: MFL / AMEX:
MFN) is pleased to announce the appointment of Robert L. Leclerc, Q.C., as Chairman of the company's Board of Directors and the election of Tony Luteijn, of Vancouver, as a director of the company.

Mr. Leclerc was most recently (1997 to 2003) Chairman and chief executive officer of Echo Bay Mines Ltd., a precious metals producer. For many years before that, he practised law in Montreal and Edmonton. For the last three years of his legal career he was Chairman and chief executive officer of Milner Fenerty (now part of Fraser Milner Casgrain, a major Canadian law firm). Mr. Leclerc, whose appointment is as Minefinders' non-executive Chairman, has been a director of Minefinders since March 1997 and presently acts as a business consultant.

Mr. Luteijn, B. Sc., M. Eng., is a mining engineer and consultant with over 40 years experience in the evaluation, engineering, construction, start-up and operation of mines. He has held positions with Placer Dome Inc., including
Project Manager for the Kidston, Porgera and Misima Mines and Manager of Evaluations worldwide. Subsequently, he was Vice-President, Project Development and Operations for Sutton Resources Ltd., in charge of the feasibility, engineering and construction of the Bulyanhulu gold mine in Tanzania. Most recently, Mr. Luteijn was Vice President, Project Development and Operations, for Canico Resource Corp., in charge of initiating feasibility studies at the Onca-Puma nickel property in Brazil.

Mark Bailey, Minefinders' President and CEO, commented: "The addition of Bob Leclerc as Chairman and of Tony Luteijn as a new director reflect the maturing of Minefinders as it makes the transition from an exploration company to a mid-tier junior producer of gold and silver. Bob brings a tremendous depth of experience in corporate governance and Tony has a singular record in the successful development of new mines."

Minefinders is an established precious metals exploration company with a bankable feasibility study nearing completion on its advanced gold-silver Dolores project. In addition, it has active exploration drill programs both at Dolores and on several other promising mineral prospects in Sonora, Mexico and in Nevada. The company is well funded, with more than US$43 million in treasury, to carry out its exploration and development programs.

MINEFINDERS CORPORATION LTD.
Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

--------------------------------------------------------------------------------

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the company's mineral resources and the timing of the further exploration and development of the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the company's periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The company does not intend to update this information and disclaims any legal liability to the contrary.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    Minefinders Corporation Ltd.
                                                    (Registrant)


Date   June 16, 2004                           By:  /s/  Paul C. MacNeill
       --------------                               ----------------------------
                                                    Paul C. MacNeill, Director